Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 11, 2015

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iPath® Long Enhanced MSCI Emerging Markets Index ETN

ETN Description

The iPath® Long Enhanced MSCI Emerging Markets Index ETN (the “ETNs”) is designed to provide investors with leveraged return on the performance of the MSCI Emerging Markets Net Total Return Index. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payments at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index.

An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risk associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus.

Index Description

The MSCI Emerging Markets Net Total Return Index is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. Owning the ETNs is not the same as owning interests in the equity securities comprising the Index or a security directly linked to the performance of the Index.

ETN Details

Ticker EMLB

Intraday Indicative Value Ticker EMLB.IV

CUSIP 06740P874

ISIN US06740P8749

Primary exchange NYSE Arca

Investor Fee Rate1 0.80% per annum

Financing Rate2 3M LIBOR + 60%

Inception date 11/29/2010

Maturity date 11/30/2020

Issuer Barclays Bank PLC

Automatic termination level $25.00

Callable ETN No

Participation ticker* EMLB.PTNV

Index Details

Index name MSCI Emerging Markets Net TR Index

Composition Equity securities of global emerging markets

Number of components 835

Bloomberg Index ticker NDUEEGF

Index inception date 12/31/1987

Index sponsor MSCI, Inc.

*The “participation” is intended to approximate the ratio of the value of the notional exposure per ETN to the performance of the underlying Index relative to the value of each ETN, as is described in detail in the relevant prospectus.

1 The investor fee rate per ETN is equal to 0.80% per year: The investor fee on the inception date was equal to zero. On any subsequent calendar day until maturity or redemption, the daily investor fee per ETN will equal the product of (a) the applicable closing indicative note value on the immediately preceding calendar day times (b) the investor fee rate divided by (c) 365.

2 The financing rate will equal the sum of (a) 0.60% plus (b) the most recent 3 month London InterBank Offered Rate (LIBOR) fixing for U.S. dollars effective on the immediately preceding business day, as published by the British Bankers’ Association on Bloomberg page “US0003M Index”. The daily financing charge on the inception date was zero. On any subsequent calendar day until maturity or redemption of the ETNs, the daily financing charge per ETN will equal the product of (a) the applicable financing level on the immediately preceding calendar day times (b) the financing rate divided by (c) 360.

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Cumulative Return

20% 10% 0% -10% -20% -30%

Jan Jul 11 Jan 12 Jul 12 Jan 13 Jul 13 Jan 14

iPath® Long Enhanced MSCI Emerging Markets Index ETN

MSCI Emerging Markets Net TR Index

Source: MSCI, BlackRock (based on daily returns since ETN inception date;

11/29/10-06/30/14).

Index Composition

FINANCIALS 26.96%

INFORMATION TECHNOLOGY 17.28%

ENERGY 10.77%

CONSUMER DISCRETIONARY 9.11%

MATERIALS 8.75%

CONSUMER STAPLES 8.25%

TELECOMMUNICATION SERVICES 6.96%

INDUSTRIALS 6.52%

UTILITIES 3.56%

HEALTH CAR 1.84%

Source: MSCI, as of 6/30/2014. Index composition is subject to change.

Annualized Performances, Standard Deviation And Correlation History

1-month 3-month 6-month 1-Year 3-Year Since ETN Standard Index

Return % Return % Return % Return % Return % Inception Deviation % Correlations4

Annualized Annualized 11/29/10 Annualized3

Return %

Annualized

iPath® Long Enhanced MSCI Emerging Markets Index ETN 5.29 13.58 12.08 30.64 -2.28 1.77 19.86 -0.03

MSCI Emerging Markets Net TR Index 2.66 6.60 6.14 14.31 -0.39 10.57 19.49 1.00

S&P 500® TR Index 2.07 5.23 7.14 24.61 16.58 17.69 12.26 0.81

MSCI EAFE TR Index 0.96 4.09 4.78 23.57 8.10 1.86 19.49 0.89

Barclays U.S. Aggregate Bond TR Index 0.05 2.04 3.93 4.37 3.66 3.52 2.77 0.00

Bloomberg Commodity Index Total ReturnSM 0.60 0.08 7.08 8.21 -5.17 -2.31 14.74 0.63

Source: Barclays, BlackRock, S&P Dow Jones Indices, LLC, MSCI, Bloomberg, as of 6/30/2014.

The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The MSCI EAFE Index is an equity index which captures large and mid cap representation across developed markets countries around the world, excluding the U.S. and Canada. The MSCI Emerging Markets IndexSM is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. The Barclays U.S. Aggregate Bond Index provides a measure of the performance of the U.S. investment grade bonds market.The Bloomberg Commodity Index Total ReturnSM reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the index plus the rate of interest that cound be earned on cash collateral invested in specified Treasury Bills.

ETN returns are for illustrative purposes only. ETN returns measure the returns over the relevant period using the change in the indicative value expressed as a percentage from the beginning of the relevant period to the end of the relevant period and reflect the deduction of applicable fees and costs. Past performance does not guarantee future results.

Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot directly invest in an index. Past performance does not guarantee future results.

3 Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 06/11-06/14, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

4 Correlations based on monthly returns for 06/11-06/14. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

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Top Index Holdings

Component Ticker Weight % Sector

SAMSUNG ELECTRONICS CO LTD 005930 3.52 INFORMATION TECHNOLOGY

TAIWAN SEMICONDUCTOR MANUFAC 2330 2.54 INFORMATION TECHNOLOGY

TENCENT HOLDINGS LTD 700 1.90 INFORMATION TECHNOLOGY

CHINA MOBILE LTD 941 1.43 TELECOMMUNICATION SERVICES

CHINA CONSTRUCTION BANK-H 939 1.33 FINANCIALS

GAZPROM OAO GAZP 1.25 ENERGY

IND & COMM BK OF CHINA-H 1398 1.14 FINANCIALS

NASPERS LTD-N SHS NPN 1.13 CONSUMER DISCRETIONARY

ITAU UNIBANCO HOLDING S-PREF ITUB4 0.98 FINANCIALS

HON HAI PRECISION INDUSTRY 2317 0.91 INFORMATION TECHNOLOGY

Source: MSCI, as of 6/30/2014. Index composition is subject to change.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product prospectus.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The

ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Automatic Redemption: If specified in the applicable prospectus, Barclays Bank PLC will automatically redeem a series of ETNs (in whole only, but not in part) at the specified automatic redemption value if, on any valuation date prior to or on the final valuation date, the intraday indicative note value of the ETNs becomes less than or equal to the applicable level specified in the prospectus.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

Your Return May Be Affected By Factors Affecting International Security Markets: The international equities underlying certain indices sponsored by MSCI,

Inc. may have less liquidity and could be more volatile than the securities traded in the U.S. or other longer-established securities markets. Additional special risks associated with international securities may include less rigorous regulation of securities markets, different accounting and disclosure standards, government interference, higher inflation, and social, economic, and political uncertainties.

Leverage Risk: Because an investment in the ETNs is leveraged, changes in the level of the underlying index will have a greater impact on the payout on the

ETNs than on a payout on securities that are not so leveraged. In particular, any decrease in the level of the underlying index will result in a significantly greater decrease in the payment at maturity or upon redemption, and an investor will suffer losses on an investment in the ETNs substantially greater than an investor would if the ETNs did not contain a leverage component.

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A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

MSCI and the MSCI Index names are servicemarks of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The ETNs are not sponsored or endorsed by MSCI, any affiliate of MSDCI or any other party involved in, or related to, making or compiling any MSCI Index. The ETNs are not sold or promoted by MSCI, any affiliate of MSCI or any other party involved in, or related to, making or compiling any MSCI Index. The MSCI Indices are the exclusive property of MSCI. Neither MSCI, any of its affiliates, or any other party involved in, or related to, making or compiling any MSCI Index makes any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in the financial securities generally or in the ETNs particularly or the ability of any MSCI Index to track corresponding stock market performance.

© 2015 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0735-1014

Not FDIC Insured—No Bank Guarantee—May Lose Value

1-877-764-7284 www.ipathetn.com

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